

EXHIBIT F:
RAISE VIDEO TRANSCRIPT



FUNDOPOLIS CROWDFUNDING PLATFORM

VIDEO SLASH HAIRCARE TRANSCRIPT

VIDEO SPOKEN (Francois Viargues)

(with sub-title: Francois Viargues, co-founder and CEO Slash Haircare)

The mission of Slash is to make haircare on-the-go easy.

We want to be in every woman's purse, making her excited for a 10-minute beauty break in her busy day.

WRITTEN (SUB-TILES ON MODELS FOOTAGE)

In 2020, women are busier than ever, trying to juggle it all - work, exercise, family life, friends, travel and time for herself. Successful women want to have beautiful hair at every moment of the day, but with such a busy lifestyle there is no time to spend 45 minutes on their daily haircare routine. There is no easy to use and easy to carry haircare brand on the market.

VIDEO VOICE-OVER SPOKEN (ON IMAGES OF THE LINE)

We created Slash Haircare to address this challenge:

- a new high performance brand, developed by experts in the hair industry, and manufactured by the best haircare lab in the US
- the products are easy to use, in under 10 minutes and with instant result
- most of the products don't need to be rinsed out and have styling properties
- they have an ideal 3.4 ounces size, TSA-approved, slender, comfortable to carry
- the line is for all hair types
- all the products are paraben and sulfate free, contain organic key active ingredients, and we do not test on animals
- we created a curated line of 5 essentials

WRITTEN (SUB-TILES ON MODELS FOOTAGE)

- the Active Detox Shampoo: The first innovative expanding foaming shampoo. Wash your hair in only 2 minutes.
- the Waterless Shampoo: the first dry shampoo that combines cleaning action, hydration, styling properties and heat protection benefits. Without leaving a white powdery residue

- the Tonic Mist Detangle/Style Spray: this lightweight leave-in detangler conditioner will make your hair shiny and polish, soft and bouncy
- the Body & Texture Hairspray: which provides texture, shine, hydration, hold and grip in a few minutes
- and the Shine & Glam Hairspray, an all in one multi-tasking hairspray. Your hair will be healthy, touchable and light.

VIDEO VOICE-OVER SPOKEN (ON IMAGES OF THE LINE)

We started selling online a few months ago and we already have an amazing traction and great feedback: our sales are increasing every day and the e-commerce conversion rate is surpassing the beauty industry average. We have a huge number of returning customers and a very low level of returns.

WRITTEN (SUB-TILES ON TEAM FOOTAGE AND PHOTOS)

Francois co-founded Slash with 2 amazing and talented persons:

- Kerry Dacas Johnson, Marketing Director. Kerry is marketing and digital expert with a strong background in new Beauty brands launch.
- Adrien Flammier, Creative and Artistic Director. Adrien is a master hair stylist with a huge experience in product development.

VIDEO SPOKEN (Francois Viargues)

In the past years there were many success stories in the beauty industry. Our current raise will allow us to increase and scale or online sales and to start selling in brick and mortars. We are super excited to welcome you on board!